UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934  (Amendment No. 1)*

ENTRX CORPORATION

 (Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

293850 202

(Cusip Number)

Brian F. Cassady

510 Ocean Drive

Suite 501

Miami Beach, FL 33139

Telephone: (216) 577-1338

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 293850 202	SCHEDULE 13D	Page 2 of 7

1.	Name of Reporting Persons: Brian F. Cassady
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions):
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 377,700 8. Shared Voting Power: 99,000 9. Sole Dispositive Power: 377,700 10. Shared Dispositive Power: 99,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 476,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.4%
14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 293850 202	SCHEDULE 13D	Page 3 of 7

1.	Name of Reporting Persons: BMA Special Investment I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0- 8. Shared Voting Power: 99,000 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: 99,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.3%
14.	Type of Reporting Person (See Instructions): OO

CUSIP NO. 293850 202	SCHEDULE 13D	Page 4 of 7

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D (as amended, the “Statement”) originally filed with the Securities and Exchange Commission (“SEC”) on December 31, 2009 by Brian F. Cassady (“Cassady”) and BMA Special Investment I, LLC (“BMA” and together with Cassady, the “Reporting Persons”) with respect to the common stock, par value $0.10 per share (the “Common Stock”), of Entrx Corporation, a Delaware corporation (the “Company”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 1. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 31, 2009, a copy of which has been filed as Exhibit 1 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 3, 4, 5 and 7 are hereby amended to the extent hereinafter expressly set forth.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following information:

BMA acquired the 74,300 shares of Common Stock reported herein with working capital for an aggregate purchase price of $16,297 or $0.22 per share.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following information:

Upon filing this Amendment, Cassady submitted a letter to the Company's board of directors wherein he has requested the opportunity to discuss and actively assist in the value creation process at the Company and also inquired about becoming a member of the board. Such letter is filed herewith as Exhibit 2 and incorporated herein by reference thereto.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of the date of this Statement:

Cassady beneficially owns (i) directly 377,700 shares of Common Stock and (ii) indirectly 99,000 shares of Common Stock owned by BMA, which shares of Common Stock represent in the aggregate approximately 6.4 % of the 7,416,211 shares of Common Stock outstanding as of November 6, 2009, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

BMA beneficially owns 99,000 shares of Common Stock, which represents approximately 1.3% of the 7,416,211 shares of Common Stock outstanding as of November 6, 2009. Cassady, by virtue of being the managing member of BMA, also is deemed to have beneficial ownership of these shares of Common Stock.

CUSIP NO. 293850 202	SCHEDULE 13D	Page 5 of 7

(b) As of the date of this Statement:

Of the Common Stock reported herein as being beneficially owned by Cassady, Cassady possesses sole voting and sole dispositive power over 377,700 shares of Common Stock and possesses shared voting power and dispositive power over 99,000 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by BMA, BMA possesses shared voting power and dispositive power over all of the 24,700 shares of Common Stock.

(c) Schedule I to this Statement sets forth the transactions in the Common Stock which were effected by BMA since the initial filing of the Statement on December 31,2009. The transactions described on Schedule I were affected in the open market.

(d) Not Applicable.

(e) Not Applicable.

Item 7. Material to Be Filed as Exhibits

2

Letter dated January 15, 2010 from Brian F. Cassady to Entrx Corporation

CUSIP NO. 293850 202	SCHEDULE 13D	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2010

/s/ Brian F. Cassady
Brian F. Cassady

BMA Special Investment I LLC

/s/ Brian F. Cassady
By: Brian F. Cassady, as Managing Member

Schedule I – BMA Transactions Since December 31, 2009
Transaction	Date	Price/Share	Shares
Purchase	1/4/10	$0.250	1,500
Purchase	1/5/10	$0.210	3,000
Purchase	1/5/10	$0.210	5,000
Purchase	1/5/10	$0.210	5,000
Purchase	1/5/10	$0.210	5,000
Purchase	1/5/10	$0.210	5,000
Purchase	1/5/10	$0.210	5,000
Purchase	1/5/10	$0.210	5,000
Purchase	1/6/10	$02202	5,000
Purchase	1/7/10	$0.2140	5,000
Purchase	1/11/10	$0.2160	1,000
Purchase	1/11/10	$0.2210	5,000
Purchase	1/12/10	$0.222	5,000
Purchase	1/12/10	$0.222	5,000
Purchase	1/12/10	$0.258	1,500
Purchase	1/12/10	$0.258	2,000
Purchase	1/12/10	$0.258	2,500
Purchase	1/12/10	$0.222	3,000
Purchase	1/12/10	$0.222	4,800